UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

BONANZA CREEK ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	61-1630631
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

410 17th Street, Suite 1400

Denver, Colorado 80202

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant’s Securities to be Registered.

General

As previously reported, January 4, 2017, Bonanza Creek Energy, Inc. (the “Company”) and all of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), and on April 7, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtor’s Third Amended Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 6, 2017 (the “Plan”). A copy of the Plan is incorporated by reference in Exhibit 99.1 hereto. On the date hereof (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order and the Plan became effective.

Pursuant to the Plan, on the Effective Date, the Company created new common stock, par value $0.01 per share (the “Common Stock”) and will issue 20,346,294 shares of Common Stock pursuant to the Plan. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Common Stock to be issued pursuant to the Plan. The Company has applied to list the Common Stock on the New York Stock Exchange under the symbol of “BCEI.”

Also on the Effective Date, the Company filed its Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Fourth Amended and Restated Bylaws (the “Bylaws”). The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of the forms of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.

Authorized Capitalization

The Company’s authorized capital stock consists of 250,000,000 shares, which include 225,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Common Stock

Voting Rights. Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of the Common Stock do not have cumulative voting rights in the election of directors. The affirmative vote of at least a majority of our outstanding voting stock will be required to amend or repeal provisions of our Certificate of Incorporation.

Dividend and Liquidation Rights. Holders of the Common Stock may receive dividends when, as and if declared by our board of directors out of funds lawfully available for the payment of dividends. As a Delaware corporation, we may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The right of holders of the Common Stock to receive dividends and distributions upon liquidation will be subject to the satisfaction of any applicable preference granted to the holders of any Preferred Stock that may then be outstanding.

No Preemptive, Conversion or Redemption Rights. The Common Stock has no preemptive, conversion or exchange rights and is not subject to further calls or assessment by us. There are no redemption, retraction, purchase for cancellation or sinking fund provisions applicable to the Common Stock, nor are there any provisions discriminating against any existing or prospective holder of the Common Stock as a result of such holder owning a substantial amount of Common Stock.

Preferred Stock

Pursuant to the DGCL and our Certificate of Incorporation, our board of directors is authorized to provide for the issuance of one or more series of shares of Preferred Stock having such number of shares, powers, designations, preferences and relative participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Shares of Preferred Stock, if issued, would have priority over shares of Common Stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of shares of Common Stock, could adversely affect the rights and powers, including voting rights, of shares of Common Stock and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Certain Anti-Takeover Matters

Certificate of Incorporation and Bylaws.  Our Certificate of Incorporation and Bylaws contain provisions that we describe in the following paragraphs, which may delay, defer, or prevent a change in control of our company, the removal of our existing management or directors, or an offer by a potential acquirer to our stockholders, including an offer by a potential acquirer at a price higher than the market price for the stockholders’ shares.

Among other things, our Certificate of Incorporation and Bylaws:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days and not more than 150 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated Preferred Stock. This ability makes it possible for our board of directors to issue, without stockholder approval, Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of us;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that stockholders may only act at a duly called meeting and may not act by written consent in lieu of a meeting;

•	provide that stockholders are not permitted to call special meetings of stockholders. Only our board of directors, Chairperson, Chief Executive Officer and President are permitted to call a meeting of stockholders; and

•	provide that our board of directors may alter or repeal our Bylaws or approve new bylaws without further stockholder approval.

Delaware Anti-Takeover Law. Our company is a Delaware corporation subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

•	our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date the person attained the status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors or officers and issued pursuant to employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the Common Stock. With approval of our stockholders, we could amend our Certificate of Incorporation in the future to elect not to be governed by the anti-takeover law.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Broadridge Investor Communications Solutions, Inc.

Item 2. Exhibits.

Exhibit No.	Description

2.1	Debtors’ Third Amended Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 6, 2017 (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on April 7, 2017).

3.1*	Third Amended and Restated Certificate of Incorporation of Bonanza Creek Energy, Inc.

3.2*	Fourth Amended and Restated Bylaws of Bonanza Creek Energy, Inc.

99.1	Order Confirming Debtors’ Third Amended Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code on April 7, 2017 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 7, 2017).

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

BONANZA CREEK ENERGY, INC.

Date: April 28, 2017	By:	/s/ RICHARD J. CARTY
Richard J. Carty
President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description

2.1	Debtors’ Third Amended Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 6, 2017 (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on April 7, 2017).

3.1*	Third Amended and Restated Certificate of Incorporation of Bonanza Creek Energy, Inc.

3.2*	Fourth Amended and Restated Bylaws of Bonanza Creek Energy, Inc.

99.1	Order Confirming Debtors’ Third Amended Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code on April 7, 2017 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 7, 2017).

*	Filed herewith.